FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month October 2016 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

On October 13, 2016, the Registrant Announce they Schedules Third Quarter 2016
Financial Results and Conference Call

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 13, 2016	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Schedules Third Quarter 2016 Financial Results and Conference Call

Company to Host Investor and Analyst Conference to Discuss Performance, Strategy and Roadmap

MIGDAL HAEMEK, Israel – October 13, 2016 – TowerJazz (NASDAQ/ TASE: TSEM), the global specialty foundry leader, will issue its third quarter 2016 earnings release on Tuesday, November 15, 2016. The Company will hold a conference call to discuss its third quarter 2016 financial results and fourth quarter 2016 guidance on Tuesday, November 15, 2016, at 10:00 a.m. Eastern Time (09:00 a.m. Central, 08:00 a.m. Mountain, 07:00 a.m. Pacific and 05:00 p.m. Israel time).

This call will be webcasted and can be accessed through the Investor Relations section on TowerJazz’s website at http://ir.towerjazz.com/ or can also be accessed by calling the following numbers: U.S. Toll Free: 1-888-407-2553; Israel: 03-918-0644; International: +972-3-918-0644. The teleconference will be available for replay for 90 days.

TowerJazz’s management will host an Investor and Analyst Conference on Wednesday, November 16, 2016 in New York. The conference will commence at 10:00am EST and will take place at NASDAQ MarketSite – Press Conference Area, 4 Times Square, New York City. During the conference the Company will present its business and financial strategies, performance, achievements and future goals as well as review and discuss its financial results for the third quarter of 2016 and fourth quarter 2016 guidance. For more information and registration please visit: http://go.towerjazz.com/ir-day2016 or contact Noit Levy-Karoubi, VP of Investor Relations and Corporate Communications, at noit.levi@towersemi.com.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiaries Jazz Semiconductor, Inc. and TowerJazz Texas Inc., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

###

Contact Information:
TowerJazz Investor Relations Noit Levi, +972 4 604 7066 noit.levi@towerjazz.com	GK Investor Relations Tel: 1 646 201 9246 (US) / +972 8 926 7464 (Israel) kenny@gkir.com